UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

Achieve Life Sciences, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

004468500

(CUSIP Number)

November 18, 2022

(Date of Event Which Requires Filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 Pages

CUSIP No. 004468500

1.	Names of Reporting Persons

Dialectic Capital Management, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	3,494,000

	6. SHARED VOTING POWER	0

	7. SOLE DISPOSITIVE POWER	3,494,000

	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,494,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

19.5%

12.	Type of Reporting Person (See Instructions)

PN

Page 2 of 12 Pages

CUSIP No. 004468500

1.	Names of Reporting Persons

Dialectic Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	3,494,000

	6. SHARED VOTING POWER	0

	7. SOLE DISPOSITIVE POWER	3,494,000

	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,494,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

19.5%

12.	Type of Reporting Person (See Instructions)

OO

Page 3 of 12 Pages

CUSIP No. 004468500

1.	Names of Reporting Persons

Dialectic Life Sciences SPV LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	3,494,000

	6. SHARED VOTING POWER	0

	7. SOLE DISPOSITIVE POWER	3,494,000

	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,494,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

19.5%

12.	Type of Reporting Person (See Instructions)

OO

Page 4 of 12 Pages

CUSIP No. 004468500

1.	Names of Reporting Persons

Dialectic LS Manager LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	3,494,000

	6. SHARED VOTING POWER	0

	7. SOLE DISPOSITIVE POWER	3,494,000

	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,494,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

19.5%

12.	Type of Reporting Person (See Instructions)

OO

Page 5 of 12 Pages

CUSIP No. 004468500

1.	Names of Reporting Persons

John Fichthorn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER	3,549,000

	6. SHARED VOTING POWER	0

	7. SOLE DISPOSITIVE POWER	3,549,000

	8. SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,549,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

19.8%

12.	Type of Reporting Person (See Instructions)

IN

Page 6 of 12 Pages

Item 1.

(a)	The name of the issuer is Achieve Life Sciences, Inc. (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 1040 West Georgia Street, Suite 1030, Vancouver, British Columbia, Canada V6E 4H1.

Item 2.

(a)	This Schedule 13G is filed by the following (the “Reporting Persons”): (1) Dialectic Capital Management, LP (the “Adviser”); (2) Dialectic Partners, LLC (the “Adviser GP”); (3) Dialectic Life Sciences SPV LLC (the “SPV”); (4) Dialectic LS Manager LLC (the “SPV MM”); and (5) John Fichthorn. The SPV is a private investment vehicle. The Adviser is the investment adviser for the SPV. The Adviser GP is the general partner of the Adviser. The SPV MM is the managing member of the SPV. John Fichthorn is the controlling person of the Adviser GP and the SPV MM.

The SPV directly owns the Common Stock (as defined below) reported herein, other than 55,000 shares owned directly by John Fichthorn. The Adviser, the Adviser GP, the SPV MM and John Fichthorn may be deemed to beneficially own the Common Stock directly owned by the SPV. Each Reporting Person disclaims beneficial ownership of any Common Stock other than any Common Stock owned directly by such Reporting Person.

(b)	The principal business office of the Reporting Persons is 119 Rowayton Avenue, 2nd Floor, Norwalk, CT 06853.

(c)	For citizenship information see Item 4 of the cover page of each Reporting Person.

(d)	This statement relates to the Common Stock, $0.001 par value per share, of the Issuer (the “Common Stock”).

(e)	The CUSIP Number of the Common Stock is 004468500.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

Page 7 of 12 Pages

(g)	☐ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person and Item 2, which information is given as of the close of business on the Event Date of November 18, 2022 and remains accurate as of the close of business on November 21, 2022, the date of filing of this Schedule 13G. The holdings of the Reporting Persons are exclusive of warrants that are not exercisable within 60 days.

The percentage ownership of each Reporting Person is based on 17,897,029 shares of Common Stock outstanding as of November 18, 2022, as reported to the Reporting Persons directly by the Issuer.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Page 8 of 12 Pages

Item 10. Certification.

(a)	Not applicable.

(b)	Not applicable.

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 9 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2022

Dialectic Capital Management, LP

Dialectic Partners, LLC

Dialectic Life Sciences SPV LLC

Dialectic LS Manager LLC

John Fichthorn

By:	/s/ John Fichthorn
Name: John Fichthorn
Title: Authorized Signatory

Page 10 of 12 Pages

EXHIBIT INDEX

Exhibit No.	Document

1	Joint Filing Agreement

Page 11 of 12 Pages